May 25, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3561

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:       John Reynolds

                                                Assistant Director

Re:	Guess?, Inc.
Form 10-K for fiscal year ended January 30, 2010
Filed March 31, 2010
File No. 001-11893

Dear Mr. Reynolds:

Guess?, Inc. (the “Company”) is in receipt of your letter dated May 13, 2010 (the “Comment Letter”) that sets forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form 10-K.  In the Comment Letter, you requested that the Company respond to the comments set forth in the Comment Letter within 10 business days of May 13, 2010, or tell the Commission when the Company would provide a response.

The Company is in the process of preparing a response to the Comment Letter and plans to provide that response to the Commission on or before June 4, 2010.  The Company is scheduled to publicly release its first quarter earnings results on May 27, 2010 and the additional time to file the response is required to facilitate the completion of a thorough response after the conclusion of the earnings release process.

Very truly yours,

/s/ Jason T. Miller
Jason T. Miller
Assistant General Counsel
Guess?, Inc.
(213) 765-3630 (direct)
(213) 765-0911 (facsimile)

cc:	Dennis R. Secor
Senior Vice President and Chief Financial Officer
Guess?, Inc.